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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT No. 10)

TROY Group, Inc.
(Name of the Issuer)

TROY Group, Inc. Dirk, Inc. Patrick J. Dirk Brian P. Dirk Mary J. Dirk (Name of Person(s) Filing Statement)
Common Stock, Par Value $0.01 Per Share (Title of Class of Securities)	89733N 10 6 CUSIP Number of Class of Securities)

PATRICK J. DIRK
Chief Executive Officer
TROY Group, Inc.
2331 South Pullman Street
Santa Ana, California 92705
(949) 250-8972
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)

with copies to:
TOM C. THOMAS, ESQ. Pillsbury Winthrop LLP 2475 Hanover Street Palo Alto, California 94304 (650) 233-4500	MICHAEL C. SELF, ESQ. Self & Bhamre 4400 MacArthur Boulevard, Suite 320 Newport Beach, CA 92660 (949) 955-0230

This statement is filed in connection with (check the appropriate box):
a.	☒
The filing of solicitation materials or an information statement subject to Regulation 14A (§§ 240.14a-1 through 240.14b-2), Regulation 14C (§§ 240.14c-1 through 240.14c-101), or Rule 13e-3(c) (§240.13e-3 (c)) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. ☐
Check the following box if the filing is a final amendment reporting the results of the transaction. ☒

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$10,771,720	$1,365

*
For purposes of calculating the filing fee only. Determined by multiplying 3,520,170 shares of common stock of TROY Group, Inc. (the "Company"), by $3.06 per share.

**
The amount of the filing fee calculated in accordance with Exchange Act Rule 0-11 equals 1/50th of 1% of the transaction valuation.

Check box if any part of the fee is offset as provided by § 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. ☒

                Amount Previously Paid: $1,366

                Form or Registration No.: Schedule 14A

                Filing Party: Troy Group, Inc.

                Date Filed: June 17, 2004

i

INTRODUCTION

        This Amendment No. 10 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Transaction Statement") is being filed by Patrick J. Dirk ("Mr. Dirk"), Brian P. Dirk, Mary J. Dirk, Dirk, Inc., a Delaware corporation ("Mergerco"), and TROY Group, Inc., a Delaware corporation ("TROY" or the "Company"), and the issuer of the equity securities that are the subject of the Rule 13e-3 transaction. Pursuant to an Agreement and Plan of Merger, dated as of May 26, 2004, as amended by the First Amendment to the Agreement and Plan of Merger, dated October 5, 2004, (the "Merger Agreement"), Mergerco, which is controlled by Mr. Dirk and certain of his family members and trusts (the "Affiliated Stockholders"), will merge with and into the Company, and the Company will be the surviving corporation.

        This Transaction Statement is being filed to satisfy the reporting requirements of Rule 13(e)-3(d)(3) of the Securities Exchange Act of 1934, as amended, and amends Item 15 to disclose that Mergerco has terminated the Merger Agreement with the Company. This Transaction Statement also amends Item 16 to include a copy of a press release issued by the Company on January 18, 2005.

        The information required to be disclosed in this Transaction Statement, including the applicable sections of Regulation M-A under the Exchange Act, is disclosed in the Definitive Proxy Statement and the exhibits and appendices thereto filed on October 7, 2004 (the "Proxy Statement").

        All information contained in this Transaction Statement concerning the Company and its subsidiaries has been supplied by the Company, and all information concerning Mergerco and the Affiliated Stockholders has been supplied by Mergerco and the Affiliated Stockholders and their representatives and agents.

Item 1. Summary Term Sheet

Item 1001 of Regulation M-A

  The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET" is incorporated herein by reference.

Item 2. Subject Company Information.

Item 1002 of Regulation M-A

(a)
The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET—Parties to the Merger" is incorporated herein by reference. TROY is the issuer of the class of equity securities that is the subject of the Rule 13e-3 transaction.

(b)
The information set forth in the Proxy Statement under the caption "THE SPECIAL MEETING—Who Can Vote" is incorporated herein by reference.

(c)
The information set forth in the Proxy Statement under the caption "PRICE RANGE OF COMMON STOCK AND DIVIDENDS" is incorporated herein by reference.

(d)
The information set forth in the Proxy Statement under the caption "PRICE RANGE OF COMMON STOCK AND DIVIDENDS" is incorporated herein by reference.

(e)
Not applicable.

(f)
The information set forth in the Proxy Statement and the caption "COMMON STOCK PURCHASE INFORMATION" is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

Item 1003 of Regulation M-A

(a)-(c)	The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET—Parties to the Merger" and "DIRECTORS AND EXECUTIVE OFFICERS" is incorporated herein by reference.

Mary J. Dirk has been actively involved in TROY since she co-founded TROY with her husband, Patrick J. Dirk, in May 1982. Since our initial public offering, Mrs. Dirk has held various non-officer management positions and currently holds the position of Vice President of Administration. All of the filing persons are citizens of the United States. During the last five years, none of the filing persons and none of the directors and executive officers of TROY have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 4. Terms of the Transaction.

Item 1004 of Regulation M-A

(a)(1)	Not applicable.
(a)(2)(i)	The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET" and "THE SPECIAL MEETING—Purpose of the Special Meeting" is incorporated herein by reference.
(a)(2)(ii)
The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET—The Merger," "THE SPECIAL MEETING—Purpose of the Special Meeting," "SPECIAL FACTORS—Effects of the Merger," "THE MERGER AGREEMENT—Payment for Shares" and "THE MERGER AGREEMENT—Treatment of Stock Options, Stock Awards and Warrants" is incorporated herein by reference.
(a)(2)(iii)
The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET—Our Purpose and Reasons for the Merger," "SPECIAL FACTORS—Our Purpose and Reasons for the Merger," "SPECIAL FACTORS—Reasons for the Special Committee's Determination; Fairness of the Merger," "SPECIAL FACTORS—Reasons for the Board of Directors' Determination; Fairness of the Merger." "SPECIAL FACTORS—Purpose and Reasons of Mergerco and the Affiliated Stockholders for the Merger" and "SPECIAL FACTORS—Mergerco and Affiliated Stockholders' Position as to the Fairness of the Merger" is incorporated herein by reference.
(a)(2)(iv)	The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET—Vote Required" and "THE SPECIAL MEETING—Required Vote" is incorporated herein by reference.
(a)(2)(v)
The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET—Effects of the Merger," "SPECIAL FACTORS—Advantages and Disadvantages of the Merger," "SPECIAL FACTORS—Effects of the Merger," "THE MERGER AGREEMENT—Payment for Shares" and "THE MERGER AGREEMENT—Treatment of Stock Options, Stock Awards and Warrants" is incorporated herein by reference.
(a)(2)(vi)	Not Applicable.
(a)(2)(vii)	The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET—Material U.S. Federal Income Tax Consequences," "SPECIAL FACTORS—Advantages and

Disadvantages of the Merger," and "SPECIAL FACTORS—Material U.S. Federal Income Tax Consequences" is incorporated herein by reference.
(c)	The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET—The Merger," "SUMMARY TERM SHEET—Effects of the Merger," "SPECIAL FACTORS—Advantages and Disadvantages of the Merger," "SPECIAL FACTORS—Effects of the Merger" and "THE MERGER AGREEMENT—Conversion of Common Stock" is incorporated herein by reference.
(d)	The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET—Appraisal Rights," and "SPECIAL FACTORS—Appraisal Rights" is incorporated herein by reference.
(e)	None.
(f)	Not Applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

Item 1005 of Regulation M-A

(a)(1)	The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS—Related Party Transaction" is incorporated herein by reference.
(a)(2)	The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS—Related Party Transactions" and "COMMON STOCK PURCHASE INFORMATION" is incorporated herein by reference.
(b)	The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS—Background of the Merger" is incorporated herein by reference.
(c)	The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS—Background of the Merger" is incorporated herein by reference.
(e)
The information set forth in the Proxy Statement under the caption "SUMMARY TERM SHEET—Interests of Our Directors and Officers in the Merger" and "SPECIAL FACTORS—Interests of Certain Persons in the Merger; Potential Conflicts of Interest" is incorporated herein by reference.

On November 5, 2004, the Company, Mergerco, the Dirk Family Trust (the "Dirk Trust"), Westar, Mr. Messina and Mr. Conrad entered into a Confidential Settlement Agreement and Mutual Release, pursuant to which Westar agreed, among other things, that for one year it would not, nor would it permit any affiliated party, (i) acquire or beneficially own shares of the Company's common stock or other voting security, (ii) make or participate in any solicitation of proxies with respect to the voting of any of the Company's voting securities, (iii) form, join or in any way participate in a "group" with respect to the voting securities of the Company, (iv) deposit any shares of the Company's common stock or other voting securities in a voting trust or subject them to a voting agreement or other agreement or arrangement with respect to the voting of such securities, (v) otherwise act, alone or in concert with others, to seek to control the management, board of directors, policies or affairs of the Company or solicit, propose, seek to effect or negotiate with any other person with respect to any form of business combination transaction with the Company or any affiliate thereof, or any restructuring, recapitalization or similar transaction with respect to the Company or any affiliate thereof, or solicit, make or propose, or encourage or negotiate with any other person with respect to, or announce an intent to make, any tender offer, exchange offer, or any other offer for any of the Company securities, (vi) disclose an intent, purpose, plan or proposal with respect to the Company or any of the Company's securities inconsistent with the provisions of the settlement agreement, including an intent, purpose, plan or proposal that is conditioned on or would require the Company to waive the benefit of or amend any provision of the settlement agreement, or assist, participate in, facilitate, encourage or solicit any effort or attempt by any person to do or seek to do any of the foregoing, or (vii) encourage or render advice to or make any recommendation or proposal to any person or other entity to engage in any of the actions covered by these provisions. This settlement agreement also provided for the mutual release as between the Company, Mergerco and the Dirk Trust, and Westar, Mr. Messina and Mr. Conrad, for any and all claims, among other things, arising out of any act, omission, transaction, event, occurrence or misrepresentation occurring on or before November 5, 2004. In connection with the settlement agreement, Mergerco and Messrs. Messina and Conrad agreed to enter into a voting agreement.
Pursuant to the Voting Agreement, dated November 5, 2004, by and among Messrs. Messina and Conrad (the "Stockholders"), the Company and Mergerco, the Stockholders agreed to irrevocably appoint Mr. Patrick J. Dirk and Mr. Brian P. Dirk as proxy for and attorney in fact of the Stockholders to act with respect to and vote all shares of the Company's common stock held by the Stockholders at any annual, special or other meeting of the stockholders of the Company and at any adjournment or postponement thereof or pursuant to any written consent in lieu of a meeting, to the fullest extent that the Stockholders' shares are entitled to be voted, in favor of the merger and the transactions contemplated by the Merger Agreement.

Item 6. Purposes of the Transaction and Plans or Proposals.

Item 1006 of Regulation M-A

(b)	The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS—Structure of the Merger," "SPECIAL FACTORS—Effects of the Merger" and "THE MERGER AGREEMENT—Conversion of Common Stock" is incorporated herein by reference.
(c)(1)-(8)
The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET—The Merger," "SPECIAL FACTORS—Background of the Merger," "SPECIAL FACTORS—Effects of the Merger," "THE MERGER AGREEMENT—Payment for Shares" and "THE MERGER AGREEMENT—Transfer of Shares" is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

Item 1013 of Regulation M-A

(a)
The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET—Our Purpose and Reasons for the Merger," "SPECIAL FACTORS—Our Purpose and Reasons for the Merger" and "SPECIAL FACTORS—Purpose and Reasons of Mergerco and the Affiliated Stockholders for the Merger" is incorporated herein by reference.

(b)
The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS—Background of the Merger" is incorporated herein by reference.

(c)
The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET—Our Purpose and Reasons for the Merger," "SPECIAL FACTORS—Background of the Merger," "SPECIAL FACTORS—Our Purpose and Reasons for the Merger," "SPECIAL FACTORS—Reasons for the Special Committee's Determination; Fairness of the Merger," "SPECIAL FACTORS—Reasons for the Board of Directors' Determination; Fairness of the Merger," "SPECIAL FACTORS—Purpose and Reasons of Mergerco and the Affiliated Stockholders for the Merger" and "SPECIAL FACTORS—Mergerco and Affiliated Stockholders' Position as to the Fairness of the Merger" is incorporated herein by reference.

(d)
The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET—The Merger," "SUMMARY TERM SHEET—Effects of the Merger," "SUMMARY TERM SHEET—Material U.S. Federal Income Tax Consequences," "SPECIAL FACTORS—Advantages and

  Disadvantages of the Merger," "SPECIAL FACTORS—Material U.S. Federal Income Tax Consequences," "SPECIAL FACTORS—Effects of the Merger," "THE MERGER AGREEMENT—Effective Time of the Merger," "THE MERGER AGREEMENT—Conversion of Common Stock," "THE MERGER AGREEMENT—Payment for Shares," "THE MERGER AGREEMENT—Transfer of Shares" and "THE MERGER AGREEMENT—Treatment of Stock Options, Stock Awards and Warrants" is incorporated herein by reference.

Item 8. Fairness of the Transaction.

Item 1014 of Regulation M-A

(a)
The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET—Recommendations of the Special Committee and TROY's Board of Directors; Fairness of the Merger," "SUMMARY TERM SHEET—Opinion of Financial Advisor to the Special Committee," "SPECIAL FACTORS—Reasons for the Special Committee's Determination; Fairness of the Merger," "SPECIAL FACTORS—Reasons for the Board of Directors' Determination; Fairness of the Merger," "SPECIAL FACTORS—Opinion of Financial Advisor to the Special Committee" and "SPECIAL FACTORS—Purpose and reasons of Mergerco and the Affiliated Stockholders for the Merger" is incorporated herein by reference.

The information set forth in Item 9 below is incorporated herein by reference.

(b)
The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET—Recommendations of the Special Committee and TROY's Board of Directors; Fairness of the Merger," "SUMMARY TERM SHEET—Opinion of Financial Advisor to the Special Committee," "SPECIAL FACTORS—Reasons for the Special Committee's Determination; Fairness of the Merger," "SPECIAL FACTORS—Reasons for the Board of Directors' Determination; Fairness of the Merger," "SPECIAL FACTORS—Opinion of Financial Advisor to the Special Committee" and "SPECIAL FACTORS—Purpose and reasons of Mergerco and the Affiliated Stockholders for the Merger" is incorporated herein by reference.

The information set forth in Item 9 below is incorporated herein by reference.

(c)
The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET—Vote Required" and "THE SPECIAL MEETING—Required Vote" is incorporated herein by reference.

(d)
The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET—Special Committee," "SUMMARY TERM SHEET—Recommendations of the Special Committee and TROY's Board of Directors; Fairness of the Merger," "SPECIAL FACTORS—Background of the Merger" and "SPECIAL FACTORS—Reasons for the Special Committee's Determination; Fairness of the Merger" is incorporated herein by reference.

(e)
The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET—Recommendations of the Special Committee and TROY's Board of Directors; Fairness of the Merger," "SPECIAL FACTORS—Background of the Merger" and "SPECIAL FACTORS—Reasons for the Special Committee's Determination; Fairness of the Merger" is incorporated herein by reference.

(f)
The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS—Background of the Merger" is incorporated herein by reference.

Item 9. Reports, Opinions, Appraisals and Negotiations.

Item 1015 of Regulation M-A

(a)-(c)	The information set forth in the Proxy Statement under the caption "SUMMARY TERM SHEET—Opinion of Financial Advisor to the Special Committee," "SPECIAL FACTORS—Background of the Merger," "SPECIAL FACTORS—Reasons for the Special Committee's Determination; Fairness of the Merger" and "SPECIAL FACTORS—Opinion of Financial Advisor to the Special Committee" is incorporated herein by reference.

As part of its year-end planning, the Company engaged in an extensive review, budgeting and forecasting process. The Company was particularly concerned about the decline in sales of its check printing solutions during 2004, which the Company believed was due in large part to a continuing decline in the use of checks. In connection with this process, the Company reviewed recent Federal Reserve pronouncements that projected approximately a 15% decline in the volume of checks in 2005. In addition, the Company reviewed a white paper published by Meta Software that, based on a study by an industry research firm, projected a 40% decline in check volume by 2010, with the annual rate of decline peaking at 15% in 2006. Upon completion of this review, the Company determined that the continuing decline in check volume was beginning to have and would likely continue to have a negative impact on the Company's core business. As a result, the Company revised its projections to reflect the expected impact of this decline on its operations.

In light of this projected decline in the use of checks and the expected impact on the Company's operations, the special committee of the Company's board of directors requested an updated valuation report from Business Equity Appraisal Reports, Inc. ("BEAR"), the special committee's financial advisor. BEAR's updated valuation report is attached hereto as an exhibit and incorporated herein by reference.
The updated valuation report generally uses the same procedures and criteria as BEAR's earlier report. The information upon which BEAR's updated report is based includes the following:
	•	The Company's preliminary financial statements for the year ended November 30, 2004.
	•	The Company's report on Form 10-Q for the period ended August 31, 2004.
	•	The Company's revised projections for the years 2005 through 2009.
	•	The Company's public stock price trading history.
	•	Economic conditions and outlook from the Federal Reserve Board through November 20, 2004 (latest available).
	•	Interest rates from the Federal Reserve Bank.
	•	Revised Federal Reserve Board check processing volume estimates for 2004 and 2005.
	•	Most recent (LTM) financial information for potential public guideline companies.
	•	Stock prices for selected public guideline companies.
	•	Betas for selected public guideline companies.
	•	Private market transactions in related industries.

BEAR used the same public guideline companies in the updated report as it used in the earlier report, with the addition of Media Sciences Intl, which was not used in the earlier report. In the updated report, to provide a stronger base for comparison, BEAR expanded the number of private companies from 23 to 29. In the updated report, the market rates and multipliers were developed using the same statistical regression technique that was used in the earlier report. BEAR's analysis showed that the resulting market capitalization rates and multipliers are nearly unchanged from the earlier report.
BEAR also reported that the Company's recent earnings history in 2003 and 2004 has been reasonably strong after valuation adjustments, following two years of negative earnings. BEAR found that the adjusted earnings margin for 2004 was slightly better than for 2003. The following table summarizes the earnings adjustments made by BEAR in its updated report:
	($000)	Nov-2000	Nov-2001	Nov-2002	Nov-2003	Estimate* Nov-2004
Reported Earnings before Tax		3,559	(9,748)	(4,857)	1,659	1,535
Adjustments:
1	Comparable compensation	No adjustment necessary
2	Owners' compensation	No adjustment necessary
3	Depreciation	662	779	863	685	964
4	Amortization	1,018	1,281	1,271	386	75
5	Interest expense	19	138	34	10	0
6	Go private effort	0	0	0	1,543	1,958
7	Expense of being public	400	400	400	400	524
8	Inventory writedown	0	0	1,878	0	0
9	Impairment writedown	0	5,634	0	0	0
10	Legal defense S/H suit				250	0
11	One-time IT costs					171
12	Software writeoff					286
13	Translation gain					(273)

ADJUSTED EBITDA		5,658	(1,517)	(411)	4,933	5,240
Annualized Revenue		52,310	49,218	54,998	56,576	55,327
Adj Earnings as a percent of Revenue		10.8%	-3.1%	-0.7%	8.7%	9.5%

*
Provided to BEAR based on an initial estimate of 2004 year-end results, which results are still in the process of being finalized. Actual results may be higher or lower than this estimate.

BEAR also reviewed projections that check usage will decline by as much as 15% per year for the next several years. The Company's revised projections reflect this continued structural decline in the number of checks used in the United States economy with the result that the demand for the Company's magnetic toner and printers will continue to decline for the foreseeable future. Based on the fact that these products together account for approximately 80% of the Company's revenue, BEAR determined that this decline presents a serious threat to the Company's future performance. To offset this erosion of its flagship products, the Company is attempting to expand into new markets, mainly related to printer networking and electronic check clearing activities. BEAR noted that the risk associated with this fundamental realignment in the Company's business is very high.
BEAR noted that the Company's revised projections are considerably less optimistic than those provided for the preparation of BEAR's earlier report. BEAR's analysis showed the following:
•	the Company's revenue is projected to grow more slowly, reaching $60.0 million in 2009, while it was projected to reach almost $63.0 million in BEAR's earlier report.
•	the Company's cash flow to equity is in the range of $2.0 million to $2.5 million, whereas in BEAR's earlier report it was in the range of $3.0 million to $3.5 million.

• while the Company's gross profit is expected to decrease slightly, operating expenses are expected to increase in response to the need for additional sales and engineering staff, and to allow for natural expansion in the wake of very large cuts in management and staff during 2002.
BEAR incorporated the Company's projections into its analysis, with some modifications necessitated by the specific requirements of its valuation. For example, BEAR's analysis adjusts the projected income stream as though there were no costs of being a public company, since the Company's business is to be valued as if private and these costs would not have occurred. In addition, the "going-private" costs that are expected to be incurred in 2005 are not included in its analysis since BEAR determined the valuation should be done "before the transaction" and as though these costs would not be incurred. However, in BEAR's valuation, the cash, debt and net worth are shown as such amounts existed before the Company began the going private transaction. After the going private transaction is completed, the cash, debt, and net worth will be different, and the residual value of the Company will be reduced accordingly.
Based on the revised projections, BEAR adjusted the capitalization rates for the historical earnings upward. The specific company risk adjustment used by BEAR was 5% as compared to an adjustment of 3% used in its earlier report. As a result of this adjustment, the EBITDA capitalization rate was increased to equal the high quartile capitalization rate from the market data, thereby reducing the value that would be expected based on the historical earnings.
BEAR also increased the discount rate applied to the projected EBITDA earnings, from 17.9% to 19.6%, due to the reduced risk inherent in the Company's revised projections and the increased apparent risk in the Company's business. In addition, BEAR increased the discount rate applied to the Company's cash flow to equity, from 17.9% to 19.3%, partly due to changes in the interest rate data and in the market betas used in the Capital Asset Pricing Model, and partly due to the evident increased risk in the Company's outlook.
In its updated report, BEAR noted that the Company has built up a considerable cash balance. BEAR determined that some of this would be needed for the Company's expansion into new markets and for the payment of shares in the going private transaction. BEAR determined that the Company's cash position is high compared to RMA data, which represents mostly private companies, but is low compared to the public guideline companies, virtually all of which have higher cash reserves relative to their size. Using the high quartile of the RMA data as the base, BEAR estimated that approximately $5.6 million of the Company's cash could be considered to be in excess of its ongoing needs for cash. This amount was reflected in the valuation methods used.
BEAR used the same methods in its updated report as it used in its original report, although BEAR weighted the methods differently. The weighting used by BEAR in the updated report puts 30% of the weight on the Discounted Future Cash Flow method, because BEAR determined that such method best reflects the Company's revised projections, and 20% on the Discounted Future Earnings method, for a total of 50% of the weight assigned to methods that rely on management's projections. The following table summarizes the results of the methods used:

	Summary of Methods Used Values in $000s, except per share	Weight	Indicated Equity Value	Indicated Value per Share
1	Adjusted Net Worth	0	$27,313	$2.57
2	Capitalization of Weighted Earnings	1	35,390	3.33
3	Capitalization of Dividend Capacity	1	30,822	2.90
4	Discounted Future Earnings	2	22,953	2.16
5	Discounted Cash Flow	3	20,300	1.91
6	Capitalization of Gross Revenues	1	30,555	2.87
7	Goodwill/Seller's Discretionary Cash	1	31,834	2.99
8	Goodwill/Revenue	1	36,197	3.40

	Range of Values
	Low		$20,300	$1.91
	High		36,197	3.40
	Weighted Average (rounded)		27,200	2.56
	Median		30,822	2.90

Each of the above methods represents a different perspective on the value of the Company's business. The weightings which have been assigned by BEAR reflect its opinion of the relative importance an informed investor would be likely to give to each method.
•
The Capitalization of Weighted Average Earnings method depends on the historical earnings performance. The Capitalization of Dividend Capacity method has been slightly revised in its calculation. It also depends on historical earnings, but allows for reinvestment and taxes in its provision for dividends. Because of the uncertainty as to the sustainability of these earnings, BEAR gave these methods a weight of 10% each.
•	The Discounted Future Earnings method reflects the Company's revised projections and may be a more reliable value based on projected declines in the future. BEAR gave this method a weight of 20%.
•
The Discounted Cash Flow method is based on a more detailed projection analysis than the Discounted Future Earnings method, and may therefore be more reliable, and BEAR gave a weight of 30% to this method.
•
The Capitalization of Gross Revenue method considers only revenue, but the multiplier has been adjusted to reflect the Company's historical profitability relative to the guideline companies. BEAR has been given a weight of 10% to this method
•
The Goodwill/Seller's Discretionary Cash and the Goodwill/Revenue methods are the only two that directly consider the Net Worth of the Company, which in this case is considerably above the industry norms. They also reflect the historical earnings, and BEAR consequently weighted each 10%.

Future methods were given 50% of the weight by BEAR, because the Company's revised projections anticipate considerably different performance than the Company has achieved in the recent past. However, because the revised projections are still speculative, and because the Company has had positive financial results in the past two years, BEAR gave weight to these historical earnings methods. No adjustments were made for minority interest or lack of marketability.

Item 10. Source and Amounts of Funds or Other Consideration.

Item 1007 of Regulation M-A

(a)
The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET—Merger Financing," "SPECIAL FACTORS—Background of the Merger" and "SPECIAL FACTORS—Merger Financing" is incorporated herein by reference.

The information set forth in Item 10(d) below is incorporated herein by reference.

(b)
The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET—Merger Financing," "SPECIAL FACTORS—Background of the Merger" and "SPECIAL FACTORS—Merger Financing" is incorporated herein by reference.

The information set forth in Item 10(d) below is incorporated herein by reference.

(c)
The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET—Fee and Expense Reimbursement Upon Termination," "SPECIAL FACTORS—Estimated Fees and Expenses of the Merger" and "THE MERGER AGREEMENT—Expense Reimbursement Upon Termination" is incorporated herein by reference.

The information set forth in Item 10(d) below is incorporated herein by reference.

(d)
The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET—Merger Financing," "SPECIAL FACTORS—Background of the Merger" and "SPECIAL FACTORS—Merger Financing" is incorporated herein by reference.

On December 22, 2004, the Company entered into a new commitment letter with Comerica Bank regarding a secured revolving line of credit with Comerica Bank. The previous commitment letter, dated May 20, 2004, was withdrawn by Comerica as a result of recent industry pronouncements regarding the projected decline in the volume of checks and the expected impact of this decline on the Company's forecasts. Pursuant to this new commitment letter, the maximum amount that the Company may borrow was reduced to $5,000,000 and the revolving line of credit was restructured so that amounts borrowed will be due and payable upon demand by the bank. Amounts borrowed under the revolving line of credit will be secured by all of the Company's assets and by a guarantee from Mr. Dirk and the Dirk Family Trust dated March 6, 1990.

For the revolving line of credit, amounts borrowed can be made against (i) 80% of the Company's eligible accounts receivable, (ii) 25% of (A) the lower of cost or market value of the Company's raw materials inventory and (B) the Company's finished goods inventory (with advances against inventory capped at $2,000,000); and (iii) 90% of the forced sale value of the Company's equipment (as determined by the bank). At the option of the Company, the interest rate for amounts borrowed shall be either (i) the lender's reference rate for similar loans, or (ii) the LIBOR rate plus 2.75%. Interest on amounts borrowed will be paid in monthly installments.

This commitment is subject to customary conditions, including the negotiation, execution and delivery of definitive documentation.

Item 11. Interest in Securities of the Subject Company.

Item 1008 of Regulation M-A

(a)
The information set forth in the Proxy Statement under the caption "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is incorporated herein by reference.

(b)
The information set forth in the Proxy Statement under the captions "COMMON STOCK PURCHASE INFORMATION" is incorporated herein by reference.

Item 12. The Solicitation or Recommendation.

Item 1012 of Regulation M-A

(d)
The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET—Position of Mergerco and the Affiliated Stockholders as to Fairness of the Merger," "SUMMARY TERM SHEET—Interests of Our Directors and Officers in the Merger," "SPECIAL FACTORS—Background of the Merger" and "SPECIAL FACTORS—Purpose and Reasons of Mergerco and the Affiliated Stockholders for the Merger" is incorporated herein by reference.

(e)
Not Applicable.

Item 13. Financial Statements.

Item 1010 of Regulation M-A

(a)
The information set forth in the Proxy Statement under the captions "FINANCIAL STATEMENTS" and "SELECTED FINANCIAL DATA" is incorporated herein by reference.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

Item 1009 of Regulation M-A

(a)-(b)	The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET—Opinion of the Financial Advisor to the Special Committee," "SPECIAL FACTORS—Background of the Merger," "SPECIAL FACTORS—Merger Financing" and "SPECIAL FACTORS—Interests of Certain Persons in the Merger; Potential Conflicts of Interest" is incorporated herein by reference.

Item 15. Additional Information.

Item 1011 of Regulation M-A

(b)
The information set forth in the Proxy Statement and appendices thereto is incorporated herein by reference.

As part of its year-end planning, the Company engaged in an extensive review, budgeting and forecasting process. The Company was particularly concerned about the decline in sales of its check printing solutions during 2004, which the Company believed was due in large part to a continuing decline in the use of checks. In connection with this process, the Company reviewed recent Federal Reserve pronouncements that projected approximately a 15% decline in the volume of checks in 2005. In addition, the Company reviewed a white paper published by Meta Software that, based on a study by an industry research firm, projected a 40% decline in check volume by 2010, with the annual rate of decline peaking at 15% in 2006. Upon completion of this review, the Company determined that the continuing decline in check volume was beginning to have and would likely continue to have a negative impact on the Company's core business. As a result, the Company determined that the projections included in the Proxy Statement were no longer achievable and, on January 4, 2005, announced it was withdrawing these projections.

By letter dated December 30, 2004, on behalf of the Company, the Special Committee of the Board of Directors, agreed, until March 1, 2005, not to terminate the Merger Agreement pursuant to section 8.1(b) thereto, which provides that either party may terminate the Merger Agreement, if the merger is not completed by December 31, 2004, unless the non-completion was a result of a material breach of any of the terms of the Merger Agreement by the party wishing to terminate.

On January 18, 2005, Mergerco terminated the Merger Agreement and the transactions contemplated thereby. The obligation of Mergerco to complete the merger was subject to satisfaction or waiver of certain conditions, including the exercise of appraisal rights by holders of no more than 5% of the outstanding shares. Following the special meeting of the Company's stockholders, at which the Merger Agreement and related transactions were approved, it was determined that holders of more than 5% of the outstanding shares had asserted appraisal rights.

Item 16. Exhibits.

Item 1016 of Regulation M-A.

Exhibit Number	Description
(a)(2)(1)	Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on October 7, 2004 (incorporated herein by reference to the Proxy Statement).
(a)(2)(2)	Form of letter from the Company to the Stockholders of the Company (incorporated herein by reference to the Proxy Statement).
(a)(2)(3)	Form of proxy card (incorporated herein by reference to the Proxy Statement).
(a)(5)(1)	Press release issued by the Company on May 26, 2004 (incorporated herein by reference to the Company's filing with the Securities and Exchange Commission under cover of Form 8-K on May 27, 2004).
(a)(5)(2)
Press release issued by the Company on July 28, 2004 (incorporated herein by reference to the Company's filing with the Securities and Exchange Commission under cover of Schedule 14A on July 28, 2004).
(a)(5)(3)
Press release issued by the Company on September 8, 2004 (incorporated herein by reference to the Company's filing with the Securities and Exchange Commission under cover of Schedule 14A on September 8, 2004).
(a)(5)(4)
Press release issued by the Company on September 24, 2004 (incorporated herein by reference to the Company's filing with the Securities and Exchange Commission under cover of Form 8-K on September 24, 2004).
(a)(5)(5)
Press release issued by the Company on October 8, 2004 (incorporated herein by reference to the Company's filing with the Securities and Exchange Commission under cover of Schedule 14A on October 8, 2004).
(a)(5)(6)
Press release issued by the Company on November 3, 2004 (incorporated herein by reference to the Company's filing with the Securities and Exchange Commission under cover of Schedule 14A on November 3, 2004).
(a)(5)(7)
Press release issued by the Company on November 8, 2004 (incorporated herein by reference to the Company's filing with the Securities and Exchange Commission under cover of Schedule 14A on November 8, 2004).

(a)(5)(8)*	Press release issued by the Company on November 9, 2004.
(a)(5)(9)
Press release issued by the Company on January 4, 2005 (incorporated herein by reference to the Company's filing with the Securities and Exchange Commission under cover of Form 8-K on January 5, 2005).
(a)(5)(10)*	Press release issued by the Company on January 7, 2005.
(a)(5)(11)	Press release issued by the Company on January 18, 2005
(b)(1)*	Commitment Letter of Comerica Bank—California, dated December 22, 2004.
(c)(1)	Fairness Opinion of Business Equity Appraisal Reports, Inc., dated May 24, 2004 and updated on May 26, 2004 (incorporated here by reference to Appendix B of the Proxy Statement).
(c)(2)*	Report by Business Equity Appraisal Reports, Inc. to the Company's special committee of the board of directors, dated May 28, 2004.
(c)(3)*	Draft Valuation Report by Business Equity Appraisal Reports, Inc. (as if private) to the Company's special committee of the board of directors, dated May 7, 2004.
(c)(4)*	Draft Valuation Report by Business Equity Appraisal Reports, Inc. (as if public) to the Company's special committee of the board of directors, dated May 7, 2004.
(c)(5)*	Valuation Report by Business Equity Appraisal Reports, Inc. (as if private) to the Company's special committee of the board of directors, dated December 20, 2004.
(d)(1)	Agreement and Plan of Merger, dated May 26, 2004, by and between Dirk, Inc. and the Company (incorporated herein by reference to Appendix A of the Proxy Statement).
(d)(2)	First Amendment to the Agreement and Plan of Merger, dated October 5, 2004, by and between Dirk, Inc. and the Company (incorporated by reference to Appendix A-1 to the Proxy Statement).
(d)(3)*	Confidential Settlement Agreement and Mutual Release, dated November 5, 2004, by and among the Company, Dirk, Inc., the Dirk Family Trust, Westar Capital LLC, Robert Messina and Del Conrad.
(d)(4)*	Voting Agreement, dated as of November 5, 2004, by and among the Company, Dirk, Inc., Del Conrad and Robert Messina.
(f)(1)	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Appendix C to the Proxy Statement).
(g)	None

*
Previously filed.

SIGNATURE

        After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: January 19, 2005	TROY GROUP, INC.

	By	/s/ DENNIS C. FAIRCHILD
	Name:	Dennis C. Fairchild
	Title:	Senior Vice President and Chief Financial Officer

Dated: January 19, 2005	DIRK, INC.

	By	/s/ PATRICK J. DIRK
	Name:	Patrick J. Dirk
	Title:	President

Dated: January 19, 2005	By	/s/ PATRICK J. DIRK Patrick J. Dirk

Dated: January 19, 2005	By	/s/ BRIAN P. DIRK Brian P. Dirk

Dated: January 19, 2005	By	/s/ MARY J. DIRK Mary J. Dirk

EXHIBIT INDEX

Exhibit Number	Description
(a)(2)(1)	Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on September 27, 2004 (incorporated herein by reference to the Proxy Statement).
(a)(2)(2)	Form of letter from the Company to the Stockholders of the Company (incorporated herein by reference to the Proxy Statement).
(a)(2)(3)	Form of proxy card (incorporated herein by reference to the Proxy Statement).
(a)(5)(1)	Press release issued by the Company on May 26, 2004 (incorporated herein by reference to the Company's filing with the Securities and Exchange Commission under cover of Form 8-K on May 27, 2004).
(a)(5)(2)
Press release issued by the Company on July 28, 2004 (incorporated herein by reference to the Company's filing with the Securities and Exchange Commission under cover of Schedule 14A on July 28, 2004).
(a)(5)(3)
Press release issued by the Company on September 8, 2004 (incorporated herein by reference to the Company's filing with the Securities and Exchange Commission under cover of Schedule 14A on September 8, 2004).
(a)(5)(4)
Press release issued by the Company on September 24, 2004 (incorporated herein by reference to the Company's filing with the Securities and Exchange Commission under cover of Form 8-K on September 24, 2004).
(a)(5)(5)
Press release issued by the Company on October 8, 2004 (incorporated herein by reference to the Company's filing with the Securities and Exchange Commission under cover of Schedule 14A on October 8, 2004).
(a)(5)(6)
Press release issued by the Company on November 3, 2004 (incorporated herein by reference to the Company's filing with the Securities and Exchange Commission under cover of Schedule 14A on November 3, 2004).
(a)(5)(7)
Press release issued by the Company on November 8, 2004 (incorporated herein by reference to the Company's filing with the Securities and Exchange Commission under cover of Schedule 14A on November 8, 2004).
(a)(5)(8)*	Press release issued by the Company on November 9, 2004.
(a)(5)(9)
Press release issued by the Company on January 4, 2005 (incorporated herein by reference to the Company's filing with the Securities and Exchange Commission under cover of Form 8-K on January 5, 2005).
(a)(5)(10)*	Press release issued by the Company on January 7, 2005.
(a)(5)(11)	Press release issued by the Company on January 18, 2005
(b)(1)*	Commitment Letter of Comerica Bank—California, dated December 22, 2004.
(c)(1)	Fairness Opinion of Business Equity Appraisal Reports, Inc., dated May 24, 2004 and updated on May 26, 2004 (incorporated here by reference to Appendix B of the Proxy Statement).
(c)(2)*	Report by Business Equity Appraisal Reports, Inc. to the Company's special committee of the board of directors, dated May 28, 2004.

(c)(3)*	Valuation Report by Business Equity Appraisal Reports, Inc. (as if private) to the Company's special committee of the board of directors, dated May 7, 2004.
(c)(4)*	Valuation Report by Business Equity Appraisal Reports, Inc. (as if public) to the Company's special committee of the board of directors, dated May 7, 2004.
(c)(5)*	Valuation Report by Business Equity Appraisal Reports, Inc. (as if private) to the Company's special committee of the board of directors, dated December 20, 2004.
(d)(1)	Agreement and Plan of Merger, dated May 26, 2004, by and between Dirk, Inc. and the Company (incorporated herein by reference to Appendix A of the Proxy Statement).
(d)(2)	First Amendment to the Agreement and Plan of Merger, dated October 5, 2004, by and between Dirk, Inc. and the Company (incorporated by reference to Appendix A-1 to the Proxy Statement).
(d)(3)*	Confidential Settlement Agreement and Mutual Release, dated November 5, 2004, by and among the Company, Dirk, Inc., the Dirk Family Trust, Westar Capital LLC, Robert Messina and Del Conrad.
(d)(4)*	Voting Agreement, dated as of November 5, 2004, by and among the Company, Dirk, Inc., Del Conrad and Robert Messina.
(f)(1)	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Appendix C to the Proxy Statement).
(g)	None

*
Previously filed.

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TABLE OF CONTENTS
INTRODUCTION
  Item 1. Summary Term Sheet
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Purposes, Alternatives, Reasons and Effects.
  Item 8. Fairness of the Transaction.
  Item 9. Reports, Opinions, Appraisals and Negotiations.
  Item 10. Source and Amounts of Funds or Other Consideration.
  Item 11. Interest in Securities of the Subject Company.
  Item 12. The Solicitation or Recommendation.
  Item 13. Financial Statements.
  Item 14. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 15. Additional Information.
  Item 16. Exhibits.
SIGNATURE
EXHIBIT INDEX